SO 3/7/02 **

02019080

SECURITI[ES AND EXCHANGE COM]MISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-43368

RECEIVED MAR 0 1 2002 143

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Berenson Minella & Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

667 Madison Avenue, 4th Floor
(No. and Street)

New York	NY	10021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregg H. Feinstein — 212-935-7676
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Gregg H. Feinstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berenson Minella & Company, LLC, as of December 31, 2001, ~~19~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

SERAFINA RAUTI
Notary Public, State of New York
No. 31-5003568
Qualified in New York County
Commission Expires October 26, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Berenson Minella & Company, LLC.

(A wholly owned subsidiary of
Berenson Minella & Company Inc.)
Statement of Financial Condition
December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Members of
Berenson Minella & Company, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Berenson Minella & Company, LLC. ("the Company") at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2002

Berenson Minella & Company, LLC.
(A wholly owned subsidiary of Berenson Minella & Company Inc.)
Statement of Financial Condition
December 31, 2001

Assets		
Cash and cash equivalents (including restricted cash of $105,528)	$	5,254,092
Securities owned, at market value		12,755
Office equipment, net of accumulated depreciation of $196,124		265,663
Leasehold improvements, net of accumulated amortization of $66,282		102,006
Other assets		91,391
Total assets	$	5,725,907
Liabilities and Members' Equity		
Accrued compensation expense	$	3,655,106
Accrued expenses		253,494
Payable to affiliate, net		711,343
Other liabilities		200,742
Total liabilities		4,820,685
Commitments (Note 6)		
Total members' equity		905,222
Total liabilities and members' equity	$	5,725,907

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

Effective December 27, 2001 Berenson Minella & Company, LLC. (the "Company") became a wholly owned subsidiary of Berenson Minella & Company, Inc. (the "Parent"). For the period January 1, 2001 through December 26, 2001 the Company was indirectly owned by the Parent.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is primarily engaged in the business of providing advice in connection with various transactions including financial restructurings, mergers, acquisitions, private placements of securities and other similar activities.

2. Significant Accounting Policies

Depreciation of office equipment is recorded on a straight-line basis over a five-year period. Leasehold improvements are being amortized on a straight-line basis over the shorter of their estimated useful life or the life of the applicable office lease.

Cash and cash equivalents include holdings in money market mutual funds.

Securities owned consists of common stock which is valued at publicly quoted exchange prices.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Accrued Compensation

The Company accrued $3,655,106 in discretionary incentive compensation. The amount was determined through an analysis of several factors, including the company's performance. The allocation among employees was not determined until after the end of the year and was based on an individual's performance and contribution during the year.

5. Benefit Plans

The Company sponsors an employee deferred compensation plan covering substantially all employees. The plan qualifies under Section 401(k) of the Internal Revenue Code.

6. Commitments

The Company leases office space under noncancelable leases, which expire in December 2002 and June 2013. Future minimum lease payments at December 31, 2001 are as follows:

2002	$ 1,400,891
2003	1,215,805
2004	1,283,791
2005	1,315,790
2006	1,315,790
Thereafter	8,360,840

The lease requires a security deposit of $100,000, which has been satisfied by a letter of credit. The Company has collateralized such letter of credit with a cash deposit of $105,528. This letter of credit matures annually at December 31.

7. **Related Party**

At December 31, 2001, payable to affiliate represents the net amount owed to the Parent, principally related to the management fee arrangement with the Parent.

The Company entered into a management arrangement with the Parent during 2001. The Company accrued $200,000 per month for services agreed to by both parties. As 2001 provided numerous challenges, both parties agreed to increase the management fee by a one-time additional charge of $450,000.

The Company made a distribution to the Parent comprised of certain investments of $100,000 which represented their carrying value. The Company made a cash distribution of $2,406,000 to the Parent, and received a cash contribution of $1,200,000 from the parent during 2001.